Sub-Item 77I: Terms of New or Amended Securities

Pursuant to the Articles Supplementary for The Hartford Mutual Funds, Inc. (“Company”), effective July 24, 2009, the Board of Directors has duly authorized the reclassification of Class B and Class C shares of The Hartford Target Retirement 2010 Fund, The Hartford Target Retirement 2010 Fund and The Hartford Target Retirement 2030 Fund as Class A shares.

Pursuant to the Articles Supplementary for the Company, effective August 17, 2009, The Board of Directors of the Company allocated additional Class L shares to an existing series of The Hartford Inflation Plus Fund and additional Class I shares to existing series of The Hartford Capital Appreciation Fund and The Hartford Dividend and Growth Fund and to allocate additional Class R5 shares to existing series of The Hartford Money Market Fund.